

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



06015650

12 July 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 July 2006, Re: Public Shareholding Spread as at 30 June 2006 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

RECEIVED
2006 AUG -1 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 11/07/2006 05:47:44 PM

Reference No LI-060711-5CE6A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Public Shareholding Spread as at 30 June 2006

* **Contents :-**

The Company wishes to announce that the public shareholding spread of the Company as at 30 June 2006 is as set out in Table I below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

1	% of public shareholdings	53.09
2	Number of public shareholders holding not less than 100 shares	25,719

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary



11 JUL 2006